Exhibit 99.1

Brenmiller Energy Appoints Nir Brenmiller as Chief Executive Officer to Lead Commercial Growth and Expand BNRG360™ Strategy

Leadership Transition Reflects Company’s Focus on Scaling Commercial Deployment and Capitalizing on Expanding Global Demand for Industrial Decarbonization Solutions

ROSH HAAYIN, Israel – May 18, 2026 – Brenmiller Energy Ltd. (Nasdaq: BNRG) (“Brenmiller,” “Brenmiller Energy” or the “Company”), a provider of integrated power and heat solutions for industrial and utility customers built around its proprietary thermal energy storage (“TES”) technology, today announced that on May 14, 2026 its Board of Directors appointed Nir Brenmiller as Chief Executive Officer. Mr. Avi Brenmiller will remain in his role as the Chairman of the Company’s Board of Directors. Mr. Nir Brenmiller’s appointment as CEO shall be effective subject to and as of the shareholders’ approval of his updated compensation package, as well as Mr. Avi Brenmiller’s updated compensation package.

The appointment comes at a pivotal time for Brenmiller Energy as industrial decarbonization accelerates globally and TES becomes increasingly strategic to the transition toward cleaner, more resilient energy infrastructure. The Board’s decision reflects its confidence in Nir Brenmiller’s ability to lead the Company through its next phase of commercialization and growth, including the continued expansion of its integrated industrial energy platform centered around BNRG360™ and long-term heat-and-power solutions for industrial customers.

“Nir has helped lead Brenmiller Energy’s strategic and operational growth for more than a decade and has been instrumental in the Company’s evolution from an innovative thermal energy storage technology developer into a commercial clean-energy platform focused on industrial decarbonization,” said Avi Brenmiller, Chairman of the Board of Brenmiller Energy. “Having served in senior leadership roles including Deputy CEO and Chief Operating Officer, Nir brings deep institutional knowledge, operational expertise, and strategic vision to Brenmiller Energy’s next phase of growth. As we continue scaling our commercialization efforts and expanding the BNRG360™ platform, the Board believes Nir is the right leader to capitalize on the rapidly expanding global market opportunity for thermal energy storage and integrated industrial energy solutions.”

“I am honored and excited to assume the role of Chief Executive Officer at such an exciting time for the Company and the broader clean energy market,” said Nir Brenmiller. “Over the past decade, we have built a differentiated thermal energy storage platform designed to help industries transition away from fossil fuels and toward cleaner, more flexible energy systems. Through initiatives like BNRG360™, we are expanding into integrated industrial energy solutions designed to improve energy resilience, reduce emissions, and lower energy costs. As industrial decarbonization accelerates globally, we believe that the Company is uniquely positioned to capitalize on the significant opportunity ahead, and I look forward to continuing to work closely with our team, partners, and shareholders as we accelerate commercial deployment and drive Brenmiller Energy’s next phase of growth.”

Brenmiller Energy’s proprietary bGen™ technology converts renewable electricity into zero-emission heat for industrial and utility applications, helping customers reduce carbon emissions while improving energy flexibility and resilience. Through BNRG360™, the Company is advancing integrated energy solutions designed to support industrial decarbonization, grid flexibility and long-term energy security.

About Brenmiller Energy Ltd.

Brenmiller Energy (Nasdaq: BNRG) is a leading clean energy company powered by proprietary thermal energy storage technology. Through its patented bGen™ platform and expanded BNRG360 strategy, Brenmiller is evolving from thermal energy storage into integrated clean heat-and-power solutions designed to help industrial and utility customers reduce emissions, improve energy economics, enhance resilience, and accelerate the transition away from fossil fuel-based energy systems. For more information, visit the Company’s website at https://bren-energy.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing: the expected effective date of Mr. Nir Brenmiller’s appointment; the Company’s focus on scaling commercial deployment and capitalizing on expanding global demand for industrial decarbonization solutions; the shareholder approval required for certain terms of Mr. Nir Brenmiller’s employment arrangement; the Company’s next phase of commercialization and growth, including the continued expansion of its integrated industrial energy platform centered around BNRG360™ and long-term heat-and-power solutions for industrial customers; the rapidly expanding global market opportunity for thermal energy storage and integrated industrial energy solutions; and accelerating the Company’s commercial deployment and driving Brenmiller Energy’s next phase of growth.. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 25, 2026, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact:

Crescendo Communications, LLC

212-671-1020

bnrg@crescendo-ir.com